November 19, 2015

Via EDGAR and Overnight Mail

Mr. Daniel L. Gordon
Mr. Jorge L. Bonilla
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Mail Stop 3233
Washington, D.C. 20549

Re:	Owens Realty Mortgage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-35989

Dear Messrs. Gordon and Bonilla:

Owens Realty Mortgage, Inc. (the “Company”) is in receipt of your letter dated November 6, 2015 (the “Comment Letter”) providing comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 10-K”).  The numbered paragraphs below respond to each of your comments in the Comment Letter, by setting forth your comment in boldface and italics followed by the Company’s response thereto.

General

1.
We note that you have indicated on the cover page that you are an accelerated filer and your public float at June 30, 2014 was approximately $204,561,000. Please tell us why you have not included Item 6 Selected Financial Data and only included two years of financial statements. Refer to Item 10(f) of Regulation S-K.

Response to Comment No. 1

The Company was previously a smaller reporting company and determined that, as of June 30, 2014 (the last business day of its second fiscal quarter in 2014), its public float exceeded $75.0 million. This resulted in the Company becoming an accelerated filer as of the end of its 2014 fiscal year pursuant to Rule 12b-2(1)(i) of the Securities Exchange Act of 1934 (the “Exchange Act”). Accordingly, the Company indicated on the cover of its 2014 10-K that it is an accelerated filer. In reliance on the Commission’s regulations and guidance described below, the Company omitted Selected Financial Data and provided only two years of financials as the scaled disclosure requirements for smaller reporting companies applied to the 2014 10-K.

In addition to Item 10(f) of Regulation S-K, the Company relied on Question 130.04 of the Compliance and Disclosure Interpretations relating to the Exchange Act Rules, and SEC Release No. 33-8876.   SEC Release No. 33-8876 provides that “A smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.” In accordance with the foregoing, the Company’s 2014 10-K complied with the scaled disclosure requirements described in (X) Item 301(c) of Regulation S-K, which permits a smaller reporting company to omit Selected Financial Data, and (Y) Rule 8-02 of Regulation S-X, which permits a smaller reporting company to provide only two years of financial statements.

Selected Financial Data and the required financial statements (including two years’ balance sheets and three years’ income statements, statements of cash flows and statements of stockholders’ equity) will be presented in the Company’s Form 10-K for the fiscal year ending December 31, 2015.

Item 2. Properties, page 28

2.	It appears from your disclosure on pages 31-34 that you have significant leases expiring in 2015. In future filings please discuss the relationship of market rents and expiring rents.

Response to Comment No. 2

The Company will provide the requested disclosure in future filings on Form 10-K. The disclosure will include either a description of our estimate that rents from leases scheduled to expire within the next twelve months are not significantly different from current market rents for those properties, or if such differences are significant, will include a description of our estimate of such differences expected to impact the Company’s rental income for the next twelve months.  We will include this disclosure in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

3.
We note your disclosure of approximate net income (loss) from your real estate properties held within wholly-owned companies and other investment properties with significant operating results. We further note your disclosure that the information presented includes only the revenues and expenses directly related to the properties and no allocations have been made for overhead and other expenses that you incur that are not directly related to an individual property. It appears from your disclosure of how you derived the amounts presented that they constitute non-GAAP measures. Please tell us how you considered the definition of non-GAAP measure and the disclosures required by Item 10(e) of Regulation S-K.

Response to Comment No. 3

The Company respectfully submits that the language that the Staff references did not present, and was not intended to present, a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K.  We agree that our drafting was unclear and in future filings we will change our description in the paragraph preceding the table to remove any reference to approximate net income (loss) and to specifically state that what is presented in the table is property level revenues less direct property expenses, including gains or losses on sales of properties and impairment losses for the properties presented.

Funds from Operations, page 54

4.
Please explain to us how you came to the conclusion that it is appropriate for a hybrid REIT to present FFO. Also, explain how your adjustments that are not uniquely real estate related are consistent with the NAREIT definition of FFO.

Response to Comment No. 4

At the time of the Company’s conversion from a Limited Partnership to a Mortgage REIT in May of 2013, it owned a significant amount of real estate as a result of loan foreclosures and the Company continues to own a significant amount of real estate today. As of December 31, 2013 and 2014, the Company’s real estate held for investment as a percentage of its total assets, was 63% and 43%, respectively. As the Company transitions out of its real estate portfolio and increases its loan portfolio, management feels that it is appropriate to present FFO as a measure commonly presented by equity REIT’s given the nature and amount of real estate related income and expense. Many of the Company’s mortgage REIT peers in a similar situation over the past few years have also presented FFO and AFFO during this transition. We believe shareholders, potential investors and analysts who review the Company’s operating results are best served by a defined FFO measure that readily identifies the operating results of the Company’s primary business activity and assists in comparing those operating results between periods and against the Company’s peers.

We do acknowledge that the presentation of FFO in the 2014 Form 10-K did not strictly adhere to the NAREIT definition of FFO to only include real estate related adjustments and was more of a hybrid between FFO and AFFO as commonly presented by the Company’s peers. If our recalculations of FFO for 2014 had followed the NAREIT definitions, FFO attributable to common stockholders would have been presented as $7,277,000 or $0.68 per basic and diluted common share, which is higher than what we had reported of $4,671,000 or $0.43 per basic and diluted common share; and AFFO attributable to common stockholders would have been presented as $4,824,000 or $0.45 per basic and diluted common share. In future filings we will present the calculation of FFO to strictly follow NAREIT’s definition and will then present adjustments to FFO (AFFO) as is commonly provided by REITs.

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding the foregoing, please contact our Controller, Melina Platt, at (925) 280-5395, or our counsel, Greg Allio of PremierCounsel LLP, at (415) 409-1791.

Sincerely,

/s/ William C. Owens
William C. Owens, Chief Executive Officer
Owens Realty Mortgage, Inc.

cc:           M. Greg Allio, PremierCounsel LLP